UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549



PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-5741



REPORT FOR PERIOD
January 1, 2003 to March 31, 2003
PURSUANT TO RULE 24



In the Matter of


SOUTHWESTERN ELECTRIC POWER COMPANY
Shreveport, Louisiana 71156

PUBLIC SERVICE COMPANY OF OKLAHOMA
Tulsa, Oklahoma 74102

AEP TEXAS CENTRAL COMPANY
(formerly known as CENTRAL
 POWER AND LIGHT COMPANY)
Corpus Christi, Texas 78401





This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself, Public Service Company of Oklahoma (PSO) and AEP Texas Central Company (TCC) [formerly known as Central Power and Light Company (CPL)] pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO's, PSO's and TCC's Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for each of SWEPCO, PSO and TCC; (b) the amount of expenditures by month for direct labor cost, direct material cost, and indirect cost for each of SWEPCO, PSO and TCC; (c) computation by month of allocated cost to be shared by SWEPCO, PSO and TCC on the basis of the "Cost Ratio", and (d) copies of the monthly reports furnished by SWEPCO to PSO and TCC detailing the work and charges associated with PSO and TCC rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO, PSO and TCC. This report covers the period January 1, 2003 through March 31, 2003.




                                                     1st QUARTER 2003
                                           SWEPCO RAIL CAR MAINTENANCE FACILITY
                                                      RULE 24 REPORT


A. NUMBER OF RAIL CARS SERVICED
                                           SWEPCO                  PSO                  TCC                 TOTAL
            January                                    406                  138                 131                    675
            February                                   282                  200                  65                    547
            March                                      111                  323                  14                    448
                                   ----------------------------------------------------------------------------------------

            TOTAL                                      799                  661                 210                  1,670
                                   ========================================================================================

B. AMOUNT OF EXPENDITURES
    DETAIL                                 SWEPCO                  PSO                  TCC                 TOTAL
      DIRECT LABOR -
            January                             $25,551.77           $ 2,537.25           $8,665.32             $36,754.34
            February                                                  11,946.09            6,067.16              41,031.98
            March                                                     19,724.83            5,257.86              47,587.82
                                   ----------------------------------------------------------------------------------------
            TOTAL                               $71,175.63           $34,208.17          $19,990.34            $125,374.14
                                   ========================================================================================

      DIRECT MATERIAL -
            January                             $54,451.19           $11,932.43          $23,173.02             $89,556.64
            February                             83,901.31            33,285.83           60,507.13             177,694.27
            March                                24,122.89            59,339.01           24,971.65             108,433.55
                                   ----------------------------------------------------------------------------------------
            TOTAL                              $162,475.39          $104,557.27         $108,651.80            $375,684.46
                                   ========================================================================================

      OTHER DIRECT COSTS -
            January                             $57,186.77           $23,011.74          $37,531.04            $117,729.55
            February                             57,117.43            38,589.04           24,006.85             119,713.32
            March                                36,809.74            21,630.29           13,135.98              71,576.01
                                   ----------------------------------------------------------------------------------------
            TOTAL                              $151,113.94           $83,231.07          $74,673.87            $309,018.88
                                   ========================================================================================

      INDIRECT COST SHARED ON
      COST RATIO (a)
            January                             ($2,144.16)            ($212.91)           ($727.14)            ($3,084.21)
            February                            129,088.41            66,993.35           34,091.03             230,172.79
            March                               (17,884.27)          (17,493.02)          (3,002.69)            (38,379.98)
                                   ----------------------------------------------------------------------------------------
            TOTAL                              $109,059.98           $49,287.42          $30,361.20            $188,708.60
                                   ========================================================================================

      TOTAL EXPENDITURES
            January                            $135,045.57          $ 37,268.51         $ 68,642.24            $240,956.32
            February                            293,125.88           150,814.31          124,672.17             568,612.36
            March                                65,653.49            83,201.11           40,362.80             189,217.40
                                   ----------------------------------------------------------------------------------------
            TOTAL                              $493,824.94          $271,283.93         $233,677.21            $998,786.08
                                   ========================================================================================


C. COMPUTATION OF COST RATIO               SWEPCO                  PSO                  TCC                 TOTAL
    January 2003
            DIRECT LABOR                        $25,551.77            $2,537.25           $8,665.32             $36,754.34
            COST RATIO                     69.52%                 06.90%              23.58%               100.00%

      February 2003
            DIRECT LABOR                        $23,018.73           $11,946.09           $6,067.16             $41,031.98
            COST RATIO                     56.10%                 29.11%              14.79%               100.00%

      March 2003
            DIRECT LABOR                        $22,605.13           $19,724.83           $5,257.86             $47,587.82
            COST RATIO                     47.50%                 41.45%              11.05%               100.00%

            (a)  Periodically, adjustments to amounts previously billed are required.  When those adjustments are identified and recorded on a subsequent bill they may result in a net credit balance in an expenditure account for a particular month.

D. COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO and TCC detailing charges associated with PSO and TCC rail cars are attached as Exhibits 1, 2 and 3.

                                S I G N A T U R E




As required by Order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Southwestern Electric Power Company has duly caused this report to be signed on its behalf on this the 14th day of May, 2003.


                              SOUTHWESTERN ELECTRIC POWER COMPANY




                              By    /s/ Geoffrey S. Chatas
                                    -----------------------------------
                                        Geoffrey S. Chatas
                                        Treasurer

                             INDEX TO EXHIBITS




Exhibit                                                         Transmission
Number                          Exhibit                            Method
------                          -------                         ------------

  1      January 2003 statement furnished by SWEPCO to           Electronic
             PSO and TCC detailing PSO and TCC's rail car charges

  2      February 2003 statement furnished by SWEPCO to          Electronic
             PSO and TCC detailing PSO and TCC's rail car charges

  3      March 2003 statement furnished by SWEPCO to             Electronic
             PSO and TCC detailing PSO and TCC's rail car charges



                                 CENTRAL AND SOUTH WEST SERVICES, INC                   Exhibit 1
                                    P.O. BOX 21928 TULSA, OKLAHOMA                     Page 1 of 3
                                   TELEPHONE NUMBER (918) 594 - 2000

                     STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
                           AT ALLIANCE, NEBRASKA PER SWEPCO - PSO AGREEMENT

                                            January, 2003

A.  NUMBER OF RAIL CARS SERVICED


 SWEPCO     406     PSO      138         TCC        131     OUTSIDE    376


B.  AMOUNT OF EXPENDITURES:


COSTS ASSIGNED 100% TO SWEPCO:                                                                SWEPCO

PR4001  Direct Material to SWEPCO Coal Cars                                                $103,870.85
PR4018  Stores Salvage - SWEPCO                                                             (49,419.66)
PR4101  Direct Labor to SWEPCO Coal Cars                                                     22,145.87
PR4101  Charges Other than Direct Labor                                                           0.00
PR4104  Direct Labor to Rework SWEPCO Material                                                3,405.90
PR4104  Charges Other than Direct Labor                                                           0.00
PR4202  Ad Valorem Taxes - SWEPCO Coal Cars                                                       0.00
PR4204  Ad Valorem Taxes - Facility - Direct - SWEPCO                                             0.00
PR4213  Employee Fringe Benefits - Direct Labor - SWEPCO                                          0.00
PR4230  Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO                                         0.00
PR4238  Depreciation Expense - SWEPCO                                                             0.00
PR4263  Lease - Supplemental Expenses - SWEPCO                                                    0.00
PR4270  Outside Maintenance of SWEPCO Coal Cars                                              56,190.31
PR4272  Switching Fees - SWEPCO                                                                 996.46
PR4277  Repainting Coal Cars - SWEPCO                                                             0.00
                                                                                           -----------

                 Total 100% SWEPCO Costs                                                   $137,189.73
                                                                                           ===========


    COSTS ASSIGNED 100% TO TCC:                                                                TCC


PR4003  Direct Material to TCC Coal Cars                                                    $ 8,473.62
PR4014  Inventory Carrying Charges - TCC                                                      1,840.12
PR4021  Stores Salvage - TCC                                                                 14,699.40
PR4105  Direct Labor to TCC Coal Cars                                                         8,665.32
PR4105  Charges Other than Direct Labor                                                           0.00
PR4106  Direct Labor to Rework TCC Material                                                       0.00
PR4106  Charges Other than Direct Labor                                                           0.00
PR4216  Ad Valorem Taxes - Facility - Direct - TCC                                                0.00
PR4217  Employee Fringe Benefits - Direct Labor - TCC                                             0.00
PR4218  Payroll Taxes (FICA & UC) - Direct Labor - TCC                                            0.00
PR4240  Depreciation Expense - TCC                                                                0.00
PR4269  Outside Maintenance of TCC Coal Cars                                                 34,694.47
PR4274  Switching Fees - TCC                                                                    996.45
PR4279  Repainting Coal Cars - TCC                                                                0.00
                                                                                            -----------

                Total 100% TCC Costs                                                        $69,369.38
                                                                                            ===========

                                                                                            Exhibit 1
                                                                                          Page 2 of 3


    COSTS ASSIGNED 100% TO PSO:                                                                PSO

PR4002  Direct Material to PSO Coal Cars                                                   $ 22,513.19
PR4015  Inventory Carrying Charges - PSO                                                      2,935.41
PR4019  Stores Salvage - PSO                                                                (10,580.76)
PR4102  Direct Labor to PSO Coal Cars                                                         2,537.25
PR4102  Charges Other than Direct Labor                                                           0.00
PR4103  Direct Labor to Rework PSO Material                                                       0.00
PR4103  Charges Other than Direct Labor                                                           0.00
PR4205  Ad Valorem Taxes - Facility - Direct - PSO                                                0.00
PR4214  Employee Fringe Benefits - Direct Labor - PSO                                             0.00
PR4231  Payroll Taxes (FICA & UC) - Direct Labor - PSO                                            0.00
PR4239  Depreciation Expense - PSO                                                                0.00
PR4271  Outside Maintenance of PSO Coal Cars                                                 20,076.33
PR4273  Switching Fees - PSO                                                                      0.00
PR4278  Repainting Coal Cars - PSO                                                                0.00
                                                                                           ------------
                Total 100% PSO Costs                                                       $ 37,481.42
                                                                                           ============


                                                                                        Exhibit 1
                                                                                       Page 3 of 3

COSTS TO BE SHARED {Ratio of Direct Labor}:                                                   SHARED

PR4010  Shop Material                                                                     $   8,769.93
PR4011  Small Tools                                                                              48.31
PR4012  Facility Maintenance - Material                                                       1,952.33
3RD Party Direct Material                                                                    91,932.57
PR4016  Switch Engine Operation and Maintenance                                               1,418.91
PR4017  Equipment Operation and Maintenance                                                   2,247.28
PR4020  Stores Salvage - Joint                                                                    0.00
PR4110  Supervision                                                                           9,741.56
PR4111  Clerical                                                                              7,176.07
PR4112  Training and Safety                                                                   2,526.75
PR4113  General Shop Labor                                                                   13,083.11
PR4114  Facility Maintenance - Labor                                                          7,037.35
PR4116 Labor Switch Engine Operation and Maintenance                                         12,431.47
PR4201  Ad Valorem Taxes - Facility                                                               0.00
PR4108  Labor  - Other                                                                            0.00
PR4210 Employee Activities                                                                       59.55
3RD Party Remfg Labor Cars                                                                    2,414.52
3RD Party Direct Labor Cars                                                                  35,315.66
Data Processing Charges                                                                           0.00
Insurance Facility                                                                                0.00
Misc.                                                                                         1,781.03
PR4220  Injuries and Damages                                                                      0.00
PR4221  Insurance - Liability and Property                                                        0.00
PR4225  Maintenance of Facilities (Contracted)                                                1,921.53
PR4226  Office Supplies and Expenses                                                          1,047.35
PR4232  Payroll Taxes (FICA & UC) - Other                                                         0.00
3RD Party Sales Expense                                                                       8,383.53
PR4234  Utilities - Heat, Light, Power and Water                                             14,537.29
PR4235  Utilities - Telephone                                                                   631.92
PR4236  Vehicle Expense                                                                          93.65
PR4237  Depreciation Expense                                                                      0.00
EMPLOYEE TRAVEL EXPENSES                                                                         21.94
PR4262  Lease - Basic - All Except Coal Cars                                                      0.00
PR4264  Lease - Supplemental Expenses - Facility                                                  0.00
PR4004 Material Direct to Outside Coal Cars                                                       0.00
00805903 05 3rd Party Revenue                                                              (238,476.78)
PR4022 Stores Salvage - Outside Cars                                                         10,818.96

                                                                                            -----------
                                                                                          $  (3,084.21)

             Total Costs Shared on Cost Ratio
                  {see computation below} -

            SWEPCO                             69.52%                                        $(2,144.16)
            TCC                                23.58%                                           (727.14)
            PSO                                 6.90%                                           (212.91)

          Capital Recovery on Capital Expenditures not
           Covered Under Lease Agreement {Cost Ratio}                   $0.00
                                                                  -----------

                      TOTAL COSTS FOR THE MONTH
            SWEPCO                                                                          $135,045.57
            TCC                                                                               68,642.24
            PSO                                                                               37,268.51

   C. COMPUTATION OF COST RATIO:

101, 104  Direct Labor SWEPCO                $25,551.77            69.52 %   SWEPCO
102, 103  Direct Labor PSO                     2,537.25             6.90 %   PSO
105, 106  Direct Labor TCC                     8,665.32            23.58 %   TCC
                                              ---------         ---------

          Total Direct Labor                 $36,754.34           100.00 %
                                              =========         =========

                                       CENTRAL AND SOUTH WEST SERVICES, INC                     Exhibit 2
                                          P.O. BOX 21928 TULSA, OKLAHOMA                       Page 1 of 3
                                        TELEPHONE NUMBER (918) 594 - 2000

                        STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
                              AT ALLIANCE, NEBRASKA PER SWEPCO - PSO AGREEMENT

                                               February, 2003


A.  NUMBER OF RAIL CARS SERVICED


   SWEPCO  282      PSO    200       TCC    65       OUTSIDE     255


B.  AMOUNT OF EXPENDITURES:

  COSTS ASSIGNED 100% TO SWEPCO:                                                                  SWEPCO
PR4001  Direct Material to SWEPCO Coal Cars                                                      $ 88,504.58
PR4018  Stores Salvage - SWEPCO                                                                    (4,603.27)
PR4101  Direct Labor to SWEPCO Coal Cars                                                           20,756.87
PR4101  Charges Other than Direct Labor                                                                 0.00
PR4104  Direct Labor to Rework SWEPCO Material                                                      2,261.86
PR4104  Charges Other than Direct Labor                                                                 0.00
PR4202  Ad Valorem Taxes - SWEPCO Coal Cars                                                             0.00
PR4204  Ad Valorem Taxes - Facility - Direct - SWEPCO                                                   0.00
PR4213  Employee Fringe Benefits - Direct Labor - SWEPCO                                                0.00
PR4230  Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO                                               0.00
PR4238  Depreciation Expense - SWEPCO                                                                   0.00
PR4263  Lease - Supplemental Expenses - SWEPCO                                                          0.00
PR4270  Outside Maintenance of SWEPCO Coal Cars                                                    54,102.70
PR4272  Switching Fees - SWEPCO                                                                     3,014.73
PR4277  Repainting Coal Cars - SWEPCO                                                                   0.00
                                                                                              ---------------

                 Total 100% SWEPCO Costs                                                         $164,037.47
                                                                                              ===============

    COSTS ASSIGNED 100% TO TCC:                                                                    TCC

PR4003  Direct Material to TCC Coal Cars                                                          $60,507.13
PR4014  Inventory Carrying Charges - TCC                                                            1,744.38
PR4021  Stores Salvage - TCC                                                                            0.00
PR4105  Direct Labor to TCC Coal Cars                                                               6,067.16
PR4105  Charges Other than Direct Labor                                                                 0.00
PR4106  Direct Labor to Rework TCC Material                                                             0.00
PR4106  Charges Other than Direct Labor                                                                 0.00
PR4216  Ad Valorem Taxes - Facility - Direct - TCC                                                      0.00
PR4217  Employee Fringe Benefits - Direct Labor - TCC                                                   0.00
PR4218  Payroll Taxes (FICA & UC) - Direct Labor - TCC                                                  0.00
PR4240  Depreciation Expense - TCC                                                                      0.00
PR4269  Outside Maintenance of TCC Coal Cars                                                       20,218.83
PR4274  Switching Fees - TCC                                                                        2,043.64
PR4279  Repainting Coal Cars - TCC                                                                      0.00
                                                                                              ---------------

                Total 100% TCC Costs                                                              $90,581.14
                                                                                              ===============


                                                                                                Exhibit 2
                                                                                               Page 2 of 3



    COSTS ASSIGNED 100% TO PSO:                                                                    PSO

PR4002  Direct Material to PSO Coal Cars                                                          $33,285.83
PR4015  Inventory Carrying Charges - PSO                                                            2,782.69
PR4019  Stores Salvage - PSO                                                                            0.00
PR4102  Direct Labor to PSO Coal Cars                                                              11,946.09
PR4102  Charges Other than Direct Labor                                                                 0.00
PR4103  Direct Labor to Rework PSO Material                                                             0.00
PR4103  Charges Other than Direct Labor                                                                 0.00
PR4205  Ad Valorem Taxes - Facility - Direct - PSO                                                      0.00
PR4214  Employee Fringe Benefits - Direct Labor - PSO                                                   0.00
PR4231  Payroll Taxes (FICA & UC) - Direct Labor - PSO                                                  0.00
PR4239  Depreciation Expense - PSO                                                                      0.00
PR4271  Outside Maintenance of PSO Coal Cars                                                       34,784.53
PR4273  Switching Fees - PSO                                                                        1,021.82
PR4278  Repainting Coal Cars - PSO                                                                      0.00
                                                                                              ---------------
                Total 100% PSO Costs                                                              $83,820.96
                                                                                              ===============


                                                                                                Exhibit 2
                                                                                               Page 3 of 3


COSTS TO BE SHARED {Ratio of Direct Labor}:                                                       SHARED
PR4010  Shop Material                                                                            $ 8,284.61
PR4011  Small Tools                                                                                   400.89
PR4012  Facility Maintenance - Material                                                             1,483.24
3RD Party Direct Material                                                                          46,565.10
PR4016  Switch Engine Operation and Maintenance                                                     1,169.50
PR4017  Equipment Operation and Maintenance                                                         4,357.15
PR4020  Stores Salvage - Joint                                                                          0.00
PR4110  Supervision                                                                                15,286.30
PR4111  Clerical                                                                                   10,045.77
PR4112  Training and Safety                                                                         3,212.52
PR4113  General Shop Labor                                                                         10,223.81
PR4114  Facility Maintenance - Labor                                                                9,672.96
PR4116 Labor Switch Engine Operation and Maintenance                                               11,579.96
PR4201  Ad Valorem Taxes - Facility                                                                     0.00
PR4108  Labor  - Other                                                                                  0.00
PR4210 Employee Activities                                                                              0.00
3RD Party Remfg Labor Cars                                                                            974.91
3RD Party Direct Labor Cars                                                                        18,023.58
Misc                                                                                                1,910.40
PR4212  Employee Fringe Benefits                                                                        0.00
PR4215  Employee Sick Benefits                                                                          0.00
PR4220  Injuries and Damages                                                                            0.00
PR4221  Insurance - Liability and Property                                                              0.00
PR4225  Maintenance of Facilities (Contracted)                                                      1,840.00
PR4226  Office Supplies and Expenses                                                                  825.96
PR4232  Payroll Taxes (FICA & UC) - Other                                                               0.00
3RD Party Sales Expense                                                                            14,512.42
PR4234  Utilities - Heat, Light, Power and Water                                                   14,841.02
PR4235  Utilities - Telephone                                                                         680.01
PR4236  Vehicle Expense                                                                                56.12
PR4237  Depreciation Expense                                                                            0.00
EMPLOYEE TRAVEL EXPENSES                                                                            1,225.19
PR4262  Lease - Basic - All Except Coal Cars                                                            0.00
PR4264  Lease - Supplemental Expenses - Facility                                                        0.00
PR4004 Material Direct to Outside Coal Cars                                                             0.00
3rd Party Revenue                                                                                 (79,985.23)
PR4022 Stores Salvage - Outside Cars                                                                5,535.49
AEP East Cars                                                                                     124,619.90
OVEX Cars                                                                                           2,831.21

                                                                                              ---------------
                                                                                                 $230,172.79

               Total Costs Shared on Cost Ratio
                  {see computation below} -
               SWEPCO                    56.08%                                                  $129,088.41
               TCC                       14.81%                                                    34,091.03
               PSO                       29.11%                                                    66,993.35


              Capital Recovery on Capital Expenditures not
               Covered Under Lease Agreement {Cost Ratio}              $0.00
                                                             ---------------

                          TOTAL COSTS FOR THE MONTH
               SWEPCO                                                                            $293,125.88
               TCC                                                                                124,672.17
               PSO                                                                                150,814.31

   C. COMPUTATION OF COST RATIO:
101, 104      Direct Labor SWEPCO       $23,018.73     56.08 %   SWEPCO
102, 103      Direct Labor PSO           11,946.09     29.11 %   PSO
105, 106      Direct Labor TCC            6,079.03     14.81 %   TCC
                                        ----------    -------

              Total Direct Labor        $41,043.85    100.00 %
                                        ==========    =======

                                       CENTRAL AND SOUTH WEST SERVICES, INC                     Exhibit 3
                                          P.O. BOX 21928 TULSA, OKLAHOMA                       Page 1 of 3
                                        TELEPHONE NUMBER (918) 594 - 2000

                        STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
                              AT ALLIANCE, NEBRASKA PER SWEPCO - PSO AGREEMENT

                                                March, 2003


A.  NUMBER OF RAIL CARS SERVICED


   SWEPCO   111      PSO      323       TCC       14     OUTSIDE      516


B.  AMOUNT OF EXPENDITURES:

  COSTS ASSIGNED 100% TO SWEPCO:                                                                    SWEPCO

PR4001  Direct Material to SWEPCO Coal Cars                                                       $43,406.23
PR4018  Stores Salvage - SWEPCO                                                                   (19,283.34)
PR4101  Direct Labor to SWEPCO Coal Cars                                                           20,868.33
PR4101  Charges Other than Direct Labor                                                                 0.00
PR4104  Direct Labor to Rework SWEPCO Material                                                      1,736.80
PR4104  Charges Other than Direct Labor                                                                 0.00
PR4202  Ad Valorem Taxes - SWEPCO Coal Cars                                                             0.00
PR4204  Ad Valorem Taxes - Facility - Direct - SWEPCO                                                   0.00
PR4213  Employee Fringe Benefits - Direct Labor - SWEPCO                                                0.00
PR4230  Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO                                               0.00
PR4238  Depreciation Expense - SWEPCO                                                                   0.00
PR4263  Lease - Supplemental Expenses - SWEPCO                                                          0.00
PR4270  Outside Maintenance of SWEPCO Coal Cars                                                    36,809.74
PR4272  Switching Fees - SWEPCO                                                                         0.00
PR4277  Repainting Coal Cars - SWEPCO                                                                   0.00
                                                                                              ---------------

                 Total 100% SWEPCO Costs                                                          $83,537.76
                                                                                              ===============


    COSTS ASSIGNED 100% TO TCC:                                                                    TCC


PR4003  Direct Material to TCC Coal Cars                                                          $24,971.65
PR4014  Inventory Carrying Charges - TCC                                                            1,883.23
PR4021  Stores Salvage - TCC                                                                            0.00
PR4105  Direct Labor to TCC Coal Cars                                                               2,043.64
PR4105  Charges Other than Direct Labor                                                                 0.00
PR4106  Direct Labor to Rework TCC Material                                                         3,214.22
PR4106  Charges Other than Direct Labor                                                                 0.00
PR4216  Ad Valorem Taxes - Facility - Direct - TCC                                                      0.00
PR4217  Employee Fringe Benefits - Direct Labor - TCC                                                   0.00
PR4218  Payroll Taxes (FICA & UC) - Direct Labor - TCC                                                  0.00
PR4240  Depreciation Expense - TCC                                                                      0.00
PR4269  Outside Maintenance of TCC Coal Cars                                                       11,252.75
PR4274  Switching Fees - TCC                                                                            0.00
PR4279  Repainting Coal Cars - TCC                                                                      0.00
                                                                                              ---------------

                Total 100% TCC Costs                                                              $43,365.49
                                                                                              ===============


                                                                                                Exhibit 3
                                                                                               Page 2 of 3

    COSTS ASSIGNED 100% TO PSO:                                                                    PSO

PR4002  Direct Material to PSO Coal Cars                                                         $ 59,339.01
PR4015  Inventory Carrying Charges - PSO                                                            3,004.19
PR4019  Stores Salvage - PSO                                                                            0.00
PR4102  Direct Labor to PSO Coal Cars                                                              19,724.83
PR4102  Charges Other than Direct Labor                                                                 0.00
PR4103  Direct Labor to Rework PSO Material                                                             0.00
PR4103  Charges Other than Direct Labor                                                                 0.00
PR4205  Ad Valorem Taxes - Facility - Direct - PSO                                                      0.00
PR4214  Employee Fringe Benefits - Direct Labor - PSO                                                   0.00
PR4231  Payroll Taxes (FICA & UC) - Direct Labor - PSO                                                  0.00
PR4239  Depreciation Expense - PSO                                                                      0.00
PR4271  Outside Maintenance of PSO Coal Cars                                                       15,560.65
PR4273  Switching Fees - PSO                                                                        3,065.45
PR4278  Repainting Coal Cars - PSO                                                                      0.00
                                                                                              ---------------
                Total 100% PSO Costs                                                             $100,694.13
                                                                                              ===============

                                                                                                Exhibit 3
                                                                                               Page 3 of 3


COSTS TO BE SHARED {Ratio of Direct Labor}:                                                       SHARED

PR4010  Shop Material                                                                           $   3,262.95
PR4011  Small Tools                                                                                    72.20
PR4012  Facility Maintenance - Material                                                             1,053.51
3RD Party Direct Material                                                                         114,822.47
PR4016  Switch Engine Operation and Maintenance                                                     2,667.84
PR4017  Equipment Operation and Maintenance                                                         3,811.88
PR4020  Stores Salvage - Joint                                                                          0.00
PR4110  Supervision                                                                                13,526.29
PR4111  Clerical                                                                                    8,591.26
PR4112  Training and Safety                                                                         5,147.28
PR4113  General Shop Labor                                                                         12,142.21
PR4114  Facility Maintenance - Labor                                                               11,977.01
PR4116 Labor Switch Engine Operation and Maintenance                                               16,829.63
PR4201  Ad Valorem Taxes - Facility                                                                     0.00
PR4108  Labor  - Other                                                                                  0.00
PR4210 Employee Activities                                                                              0.00
3RD Party Remfg Labor Cars                                                                            429.97
3RD Party  Direct Labor Cars                                                                       10,120.69
Data Processing Charges                                                                                 0.00
Insurance Facility                                                                                      0.00
Misc.                                                                                               2,328.80
PR4220  Injuries and Damages                                                                            0.00
PR4221  Insurance - Liability and Property                                                              0.00
PR4225  Maintenance of Facilities (Contracted)                                                      1,600.00
PR4226  Office Supplies and Expenses                                                                1,225.80
PR4232  Payroll Taxes (FICA & UC) - Other                                                              54.46
3RD Party Sales Expense                                                                            15,114.52
PR4234  Utilities - Heat, Light, Power and Water                                                   17,696.25
PR4235  Utilities - Telephone                                                                         645.93
PR4236  Vehicle Expense                                                                                24.25
PR4237  Depreciation Expense                                                                            0.00
EMPLOYEE TRAVEL EXPENSES                                                                               74.61
PR4262  Lease - Basic - All Except Coal Cars                                                            0.00
PR4264  Lease - Supplemental Expenses - Facility                                                        0.00
PR4004 Material Direct to Outside Coal Cars                                                             0.00
3rd Party Revenue                                                                                (176,160.72)
PR4022 Stores Salvage - Outside Cars                                                                8,289.75
AEP East Cars                                                                                    (111,135.52)
OVEX Cars                                                                                          (2,593.30)

                                                                                              ---------------
                                                                                                $ (38,379.98)

               Total Costs Shared on Cost Ratio
                  {see computation below} -
               SWEPCO                    46.60%                                                  $(17,884.27)
               TCC                        7.82%                                                    (3,002.69)
               PSO                       45.58%                                                   (17,493.02)


              Capital Recovery on Capital Expenditures not
               Covered Under Lease Agreement {Cost Ratio}               $0.00
                                                              ---------------

                          TOTAL COSTS FOR THE MONTH
               SWEPCO                                                                             $65,653.49
               TCC                                                                                 40,362.80
               PSO                                                                                 83,201.11

   C. COMPUTATION OF COST RATIO:

101, 104      Direct Labor SWEPCO       $22,605.13    46.60 %   SWEPCO
102, 103      Direct Labor PSO           22,110.60    45.58 %   PSO
105, 106      Direct Labor TCC            3,795.30     7.82 %   TCC
                                        ----------   -------

              Total Direct Labor        $48,511.03   100.00 %
                                        ==========   =======